Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Excerpt from transcript of Halliburton Company town hall meeting on November 18, 2014

Halliburton Town Hall – Jeff Miller

November 18, 2014

Jeff Miller

0:00:00.2 —your transaction. I’d argue it’s been a hundred years in the making, and I am just so excited about it, and I want you to be excited about it as well. So we’re going to spend time today talking about that. But like we do at every meeting, I want to start with a safety moment. And as we move into the holiday season, we all know that driving is our greatest risk. Driving a vehicle, still today, is the greatest risk to a Halliburton employee, and so what I want to ask everyone to do as we go into the holiday season, the icy season in the north part of the US and other parts of the world, please wear your seatbelts and drive safely.

Now I want to take a minute and talk about how we got to here, because this historic transaction is really a result of what you—each of you—and all of the people in the shops, in the offices, and in the field around the world have done to execute and deliver, and that’s what brings us to this point in time. We execute our processes. We deliver our financials. That brings us to this historic moment and makes this transaction possible.

So this morning I’m going to spend a few minutes and talk about, what’s this transaction mean for us? What’s the deal? Why now? And really, what’s next? And I know with this group it’s, how can I help? I know that’s on your mind. So first, let me just take a minute and talk about a few of the details around the deal. What is the deal? What you heard us announce yesterday was an agreement for Halliburton to acquire all of the outstanding stock of Baker Hughes. This will be done in a combination of stock and cash, and that’s about a $78 stock price based on where our stock was trading when the deal was closed. Another way to add that up is it’s about $35 billion dollars, and it represents about eight times consensus EBITDA for 2014. Now what this really means is that this is a good deal. This is a good deal for Halliburton, and it’s a good deal for Baker Hughes. It’s also a good deal for all of our collective stakeholders. That means our shareholders, our customers, and our employees. This is truly a great deal.

Another question is why now? Most of you have heard rumors for years around, when’s Halliburton and Baker going to tie up somehow? I know I’ve heard them myself. I’m sure that you’ve heard them over the years, so you have to ask, what’s different today? Well, it’s a couple of things. First, we’ve got the right team in place to execute a transaction like this, and our strategies are right in the sweet spot. Let me take a minute on what that means.

0:03:13.9 The right team gets things done. It executes. Let me give you some examples. Safety performance at Halliburton, consistently getting better three years in a row. That’s because we do things. We take action. We deliver on our CF base. You. Each of you do these things every day, and we get those results. Service quality, again we execute. We get things done. It’s terrific to report to this group that a year ago as we were wrestling with service quality with Shell, just last week Artie Burke on behalf of the HCT team picked up the service quality award from Shell. That’s transformational in one year. I tell you today in Saudi Arabia, Halliburton is two times better with respect to service quality than either of our competitors. This again was accomplished by doing those things that we know work. Finally financially—this team executes financially. Each of you every quarter—quarter in, quarter out—delivering. That is fabulous, and that’s what makes a transaction executable today.

The second are around our strategies. We’ve got terrific strategies—deepwater, unconventionals, and mature fields. You hear me say those all the time, but we’re doing those things. We’re making a difference for our clients today, lowering their cost per barrel oil of equivalent, increasing reliability and reducing uncertainty in deepwater, and increasing recovery factors in mature fields. We’re demonstrating this every day, getting this done—outgrowing in deepwater, leading in unconventionals, and very much executing on a huge backlog of work in mature fields. Now is the right time for a transaction like this.

This transaction is great for our customers as well. Here’s what it does for us. This transaction delivers a combined company with the full breadth of services across our industry. It also gives us a very unique and complementary global footprint. It puts the combined company—it puts Halliburton—into every location in the world. On top of that, the efficiencies—just imagine the efficiencies that come from having that type of scale and scope. I’ll give you some specific examples. If we think about North America, we’ve got a proven model of efficiency that’s built on the back of our custom chemistry, surface efficiency, subsurface insight, and our fabulous logistics backbone. That machine delivers the lowest cost per BOE equivalent to our customers. Now we have the ability to apply that same fabulous system to a much larger franchise. Internationally this transaction provides us with the volume to compete effectively in every market in the world. We’ve talked about it for the last three years, about the investments we’ve made internationally and our footprint to give us that global reach. Now we’ve got every service line, the ability to execute in every location. I can tell you for myself when I was working in Jakarta how challenging it was to compete effectively when missing certain pieces or certain parts of service lines and not having the ability to go absolutely head-to-head competitive with our number one competitor. That today, we can do.

And then finally, this kind of scale gives us the ability to continue to invest in technology. This is fabulous for Halliburton. It’s also fabulous for our customers. When you talk to our customers, talk about that. Talk about how powerful and how effective and how efficient this organization will be delivering for them.

0:07:56.3 So at this point, I’m sure you’ve got questions around, what’s next or what are the next steps? Well the first next step is to set up an integration team. We’ll do this with Baker Hughes, and the purpose of this is to do the very early planning around how to make the transition seamless. But let me remind you that we are operating as separate companies, and we are separate companies today, until the transaction closes. The best expectation right now is that that may be in the second half of 2015, so that’s well down the future. So we continue to operate as separate companies. Now I know—I know the Halliburton family, and we all want to help. I know you want to help. So let me tell you what you can do. This is what we can do right now.

First and foremost is stay focused on health-safety environment. Do that and continue to be the terrific members of the communities where you work. The second, continue to execute our processes. What got us to today is just as important tomorrow and into the future. Execute on BAP, our PSL work processes, our people processes, and our lifecycle process. We know that when we execute these processes, it makes us better. I talked to you about two very visible examples in Saudi Arabia and with Shell, what executing just that way has delivered. Leadership, continue to do that. That also has another benefit when we get to the time of actual transition, closing a merger. The better we know how we do what we do, the better we can articulate clearly why our processes work and deliver, the more effective we’ll be at putting the two organizations together. It’s a demonstrated roadmap. Finally execute our strategies. Again, we know they’re working. We’ve demonstrated that they’re working. Our clients tell us that they’re working. Unconventionals, deepwater, mature fields. Stay the course. We know this is the right place to be. And I suppose one last comment—when you see the Baker Hughes people in the marketplace, tell them how much we look forward to having them at Halliburton. This is a terrific family. We are a great place to work. Tell them that. We look forward to that day when we close the merger.

Now there are a couple of items that I want to remind you just to make clear not to do. And so first, don’t speculate. It’s very tempting to speculate, but the most important thing we can do is not let the announcement—which is all that we had yesterday was an announcement—be a distraction. The other is don’t talk about tenders or pricing or market share or any of those sorts of things. Don’t do that with the Baker Hughes people, and don’t do it with any other competitor, by the way, either. Those are the rules of the road. I’m just going to re-emphasize that, because it’s very tempting. But we won’t do that. Please don’t do that. As I said, until the transaction actually closes, we compete as if no merger has been announced. We’re independent competitors. Now if you have any questions or concerns about that, please reach out to your supervisor or your manager or the law department, and we’ll do our very best to respond to you quickly.

0:11:45.8 So let’s keep in mind that really all we’ve done at this point is announce a transaction. There’s a lot of work that still lies ahead. In fact there’s been so much excitement over the last forty-eight hours, it feels like we’ve run a sprint. But I’m going to really warn you, what we did is we ran the first hundred yards of a twenty-six-mile marathon, so it’s—don’t confuse the two. It’s a long race. But what I can tell you, those of you who know me know I’ve run my one marathon last year slowly, but what I can tell you is that every step of that marathon was worth the satisfaction that I got when I finished the race. So as we move forward, this is an incredible opportunity, excellent opportunity, to combine the many talents across both companies. We’ll simply be a blockbuster company.

So with that, on behalf of the board of directors at Halliburton and on behalf of the management team of Halliburton, I want to express my deepest appreciation, my absolute appreciation, to each of you. And thank you for all that you’ve done to bring us to this point in time. This is a great day. Thank you.

(applause)

Cindy Bigner

0:13:23.1 (???) (inaudible) We’ll take our first question from the audience here at North Belt. Who has the first question?

Female Speaker 1

With Baker Hughes having a strong market on chemicals and fluids already, what impact do you see in our PSL?

Jeff Miller

I couldn’t hear you. Ask one more time?

Female Speaker1

Okay, with Baker Hughes having a strong market already on chemicals and fluids, what impact can we see in our PSL?

Jeff Miller

This can only be good for us. This is part of the market share, the breadth, that it takes to execute on these types of businesses. So from a PSL standpoint, it’s very early in the process. I wouldn’t speculate. But my expectation is that together we’d be able to do all of the things with respect to efficiency and execution and technology. In those places where Baker is stronger than we are, it’s a great opportunity to put those things together.

Cindy Bigner

Okay Jeff, our first question from the webcast is, why is our stock price dropping today?

Jeff Miller

0:14:46.4 (laughter) This is to be expected. There’s going to be a lot of volatility in the market as the market figures out what we have today and what it means, so this is not unusual following the announcement of a transaction that there’s volatility in the stock price. And I’m certain that that will get sorted out, but really we control this outcome. We, each of you, all of us together control how effective and successful this combination is. And as I’ve said many times to this group, I have absolute confidence in Halliburton. When we make our minds up to do something, we always do it. We always execute. The reality is I say anything’s possible because we typically go well beyond what we would normally expect when we make our minds up. And so when I think about the possibilities associated with this combination, I say let’s just go forward, and I’m betting on Halliburton on this outcome.

Cindy Bigner

Next question from the audience.

Male Speaker 1

Jeff, will we see a significant change to Halliburton’s board of directors?

Jeff Miller

Yeah, thank you. What we’ll see following the merger is the addition of three new directors from the Baker Hughes board that will join the Halliburton company board, to be determined who that is. But we’re excited about welcoming the new board members to the Halliburton board. I think it’s going to be only helpful and only valuable over time.

Cindy Bigner

Okay, our next question is, when will Halliburton and Baker products be only one product, and when will we know which one will be the first to offer and which one will be eliminated?

Jeff Miller

(laughter) Again, way too early in the process. We’re on a thousand-step journey, and we’re on step number three. What we do know is that we’re going to look at these things very carefully, and what we put together will be complementary. When I think about products and technology, again I think more about capabilities and what’s possible and how things get put together. Our strategy at its core is to collaborate, execute, and create value for our customers. This is right down the fairway of how we collaborate. We’re known for that, and I think as we start to look at products and how things get put together both on a PSL standpoint and as a company, that fundamental DNA that works like a family that likes to collaborate, that wants to collaborate, makes our ability to deliver those kind of combinations possible. So the timing, well in the future. As I said, the transaction wouldn’t even close till the second half of 2015.

Male Speaker 2

Hello? I understand that this business from the company’s point of view is done, but is any government agency needs to okay this transaction?

Jeff Miller

0:18:23.0 Yes. The question was around regulatory approval for the transaction. We are—we wouldn’t have done the deal if we didn’t believe, if we weren’t clear, that there was a path to approving the transaction. We’ve contracted simply the very best antitrust counsel in the marketplace, Sean Boland with Baker Botts. He’s been a part of many big transactions in our industry over the past probably fifteen years. Take that and let’s add to that counsel for Baker Hughes. Again, highly reputable, well-known counsel. They’ve met, looked at the roadmap and the path. We believe it’s very, very doable. If we didn’t believe that, we wouldn’t be standing here now. Maybe one more comment, because you see the numbers in the press release around $7.5 billion and a break-up fee of $3.5 billion. I think it’s important to put those in the context of what they really are. Those are really part of a negotiation. Those are not what we believe. We have to negotiate some parameters, so we threw out very large parameters in an effort to make sure that we got to the finish line. We have absolutely no expectation that we divest anything like $7.5 billion. In fact, $7.5 billion is fifteen times more than the largest government-required divestiture in history, so I feel very comfortable that we’re going to be inside of that. But we were so confident in the value of this transaction that it was worth it to put the numbers out to make sure we got to the finish line.

Cindy Bigner

Jeff the next question is, there are lots of rumors that there will be layoffs of personnel. Is this true?

Jeff Miller

Let me give—it’s very early in this process—but let me give you some statistics around people today. Because of growth and attrition, Halliburton’s going to hire 21,000 people in 2014. That’s what we’re going to hire this year. So if we put that in the context of two growing organizations, is there duplication? Yes, it’s clear there will be some duplication. But the reality of it is, we’re trying to staff a thousand country managers every single day at Halliburton. That’s why you hear me talk all the time about developing people, pushing people through the organization. So keep an open mind. There are lots of opportunities. And I am just truly excited again about what we can accomplish when we put the machine together.

Female Speaker 2

Fast forward six months from now when the merger has come through. What does that look like at that point? What have we achieved in those six months so that we know we’ve combined and are going to be successful at that point?

Jeff Miller

Yeah, thank you. If I look ahead six months, it’s probably maybe closer to nine months, but as we look out into the second half of 2015 as we approach the time of the merger, at that point in time we should have put together at least the framework for what service lines would look like, what combinations would make sense in terms of products and technology. We would understand the work processes around the two companies so that we’re able to effectively work together. Those are the big kind of things that would be in place. There will be a lot of communication between now and then, so we’re going to do our very best to keep you informed as we move along that path. When we come blasting out of the blocks, there ought to be a lot of clarity around who does what, how we go to market, what the products and solutions look like. But what I will tell you again is it is a process like anything else, and we work together. We welcome one another at that point in time. And I’m certain again that this team can execute and will put those things together.

Cindy Bigner

0:22:56.8 Next question is, Mr. Miller, what do you think our major competitor, Schlumberger’s, reaction is to this acquisition?

Jeff Miller

(laughter) Well, they’re not excited about it, I can tell you that! (laughter) No, they’re not excited at all about this. But let me tell you, that’s fine with me. (laughter) Look, we’ve grown up in a world of competing with Schlumberger all over the world. We’ve talked a lot about the gaps in the size of Halliburton and Schlumberger, particularly in the Eastern Hemisphere and Latin America, internationally. This puts Halliburton in a different frame with the breadth, the scope, the global reach, the size, the scale, the technology to absolutely compete and outcompete the marketplace. The feedback from our customers has been very good. There may be a few outliers, but I’ve talked to a lot of customers in the last twenty-four hours telling them about this transaction, and I’ll tell you, most are every bit as excited as I am about what’s possible because they know the market. When you start to look at our service lines, they know that we group them up as fifteen big service lines. For you who work here at Halliburton like I do, you know that that’s not fifteen service lines. That’s closer to like seventy-five individual businesses that are out competing every day, and you also know what those narrow overlaps and gaps look and feel like. Well our customers know that too. And so when they think about a combined Halliburton, they do see a company that executes more effectively, executes at a lower cost for them, and also is able to provide the complete suite of services in some of these challenging markets around the world.

Male Speaker 3

Jeff, can I interrupt on the other event, and then you can finish your statement?

Jeff Miller

Yes, let me interrupt just briefly. Today is another great day. Dave, Jim, and Joe are in New York ringing the bell at the stock exchange, and we’re going to patch them in and watch them ring the bell.

Cindy Bigner

0:25:14.6 We hope. (laughter)

Jeff Miller

Seven, six, five, four, three, two, one. Oh! (laughter)

Male Speaker 3

Why don’t you finish answering your question, and—(laughter)

Jeff Miller

Well guys, you know me. We’re taking a risk this morning. (laughter) Well, I’ll tell you what. We’ll get it sorted out. And what we will do since you didn’t get to see it, we are going to patch it into the webcast even if we don’t get to do it live. And so pop back and have a look at it. If it jumps in, we’ll stop and we’ll go to it. Maybe let’s go back to another question while we’re all here.

Cindy Bigner

Okay, do we have another question from the audience at this point?

Male Speaker 4

0:26:15.6 (???) (inaudible)

Jeff Miller

The stock price changes?

Male Speaker 4

0:26:28.1 (???) (inaudible)

Jeff Miller

Ah, okay. The question was, the global oil price—does that have an impact on this transaction? The answer is really no. I mean, if we look at this transaction, as I said, this is a hundred-year-type transaction that we’ve talked about in many different markets and under many different oil price scenarios. It makes sense under any of those scenarios. Again taking a long view of what’s possible here. This will transcend the ups and downs in the oil price. Will the oil price move around? It will. Again, I’m so certain that we can react to any market, we can compete in any market, that we’ll do fine with the oil price. What’s more important is that we take a long view of Halliburton, which a long view of Halliburton looks like putting this transaction together to better compete in any market. So not concerned.

Cindy Bigner

Okay, our next question. There are lots of questions, Jeff, coming in around, when can we start merging facilities? When can we use Baker products where it makes sense? So we have a multitude of those types of questions coming in at this point. Can you address that again?

Jeff Miller

0:27:43.3 Yes, I will. For the group that may not have heard it in the room. We’re getting a number of questions about, when can we start to use Baker Hughes products? When can we start to talk to Baker Hughes people? When can we look at Baker Hughes facilities, and when can they see our facilities? The answer is we are separate companies today. We are still competing as separate companies, because we are. So please, do not do anything out of the normal. Don’t do anything you wouldn’t have done otherwise. We are very much competitors. There will be a lot of communication around this. And we will—as we get closer to that date, you will hear more and more communications about how we can engage and at what level to engage. But for ninety-nine percent of the people at Halliburton, we just compete right up to the end and then when we get to the closing, that’s when we are able to begin to engage that way. So it’s very important that you understand that. I know it’s tempting to do that, but please don’t. The antitrust rules are very clear around—and we all know that. It’s in our code of business conduct. So if you apply the code of business conduct to this transaction, you’ll be just fine.

Cindy Bigner

Next question from the audience?

Jeff Miller

Wait for the mike so they can hear you on the webcast.

Male Speaker 5

Okay. I know that we’ve been buying up a lot more property behind this facility here where some of the houses were and everything, and I’m sure Baker owns a lot of property around the Houston area as well. When this does finally go through, will this still be the North American campus? And will you be looking at expanding our campus to try to house those other employees from this area?

Jeff Miller

Real estate is one of the most complicated things that we do. (laughter) So what I would tell you, we are very early in this process. What I will tell you is that this campus is the headquarters. I’ll continue to office right here where I office today. It’s a beautiful campus with lots of great amenities, but how the rest of that gets put together over time, it’s just too early to speculate around that. We bought that property—Lawrence put it together and Tommy—because it made sense to have optionality, but there is no current plan to do anything other than carefully look at what we have. And there—in spite of this beautiful campus, we still have a lot of facilities in Houston. So it’s a never-ending sort of challenge to try to put people together, and I’ve resolved that what we want to be is the most efficient operator in the marketplace and create a productive work environment for our employees. So how we get to that—again that’s well in the future.

Cindy Bigner

0:30:53.5 Next question, how will this merger position our company for any downside of the oil and gas industry?

Jeff Miller

Yeah, this deal’s good independent of what the oil price does. Again let’s go back to what we do. We execute in deepwater, unconventionals, and mature fields. And we’re in the greatest market in the world, the greatest business in the world. Energy is always important. Energy is always relevant. At its core, all economies demand energy. You can’t have a growing economy without growing energy consumption. And so the megatrend is always good for us. So really there’ll be some bumps up and down throughout the cycles, but the most important thing is to stay focused on what it is that we control and what we do, and that’s why I’m so excited about this transaction. I spent so much time talking about, why now? Because now I’m absolutely certain we have the capacity and capability to execute and put all of this capability together, and that will transcend the ups and downs of the oil price. We’ve been through a lot of cycles. I’ve been through a lot of cycles in my career. The executive committee that’s here with me today, they’ve been through the cycles up and down as have many of you. I’m absolutely certain that we know how to manage through that.

Cindy Bigner

Next question from the audience?

Jeff Miller

Or thoughts or comments.

Female Speaker 3

Outside of safety and service quality, most people think of Halliburton as the Big Red. So I’m interested from a branding standpoint if our colors will change?

Jeff Miller

No. (laughter) What we said in the press release yesterday, the name is Halliburton and we’re Big Red. (applause)

Cindy Bigner

Okay, has there been any feedback from the Baker Hughes people as to how they feel about this transaction?

Jeff Miller

0:33:05.4 It’s very early in this—it’s very, very early. We announced it yesterday. It’s been a very small group that’s worked on this. I haven’t had an opportunity at this point to spend time with anyone other than their CEO and a couple of others. But this is compelling transaction. What you heard in the press release—you heard Martin Craighead, CEO at Baker Hughes, say on the press release—I think it’s well understood in our industry how compelling this transaction is. And I think it’s recognized by the people of Baker Hughes. It certainly is by their leadership the same as it is by our leadership. So I really think we control the pace and the tenor of how we go forward. And that’s why I can’t emphasize enough to you, welcome people. I know we can’t share technical information, but we see people in the market all the time. Welcome them to this Halliburton family. Each of us control that, and I just cannot tell you how excited I am about seeing what’s possible.

Cindy Bigner

Next question from the audience?

Male Speaker 6

Hello? You’ve been talking about the communication internally between the companies, but I wonder if you can share any specifics on communication from customers, what they’re saying about this transaction specifically?

Jeff Miller

Yeah, thank you. We had a call yesterday with the business development team and walked through some key talking points to discuss with our customers. I’d say we canvased our top hundred customers at this point, and I’d say largely the feedback has been very positive again for the reasons that I said. Our customers understand how competitive it is in the marketplace and how important it is to have a service company that has the kind of balance sheet and breadth of technology, breadth of capability, to deliver. So they get that. The other thing they get is they like—they love—where we are with our strategy around lowest cost per barrel oil of equivalent. They like where we are with reducing reservoir uncertainty, increasing reliability in deepwater, and what we’re doing in mature fields. We talk about that a lot, and we don’t just talk about it. We do it. We do it. We specifically do it. In fact, I bet I can call on any PSL VP in the room, and they can walk me through how they execute in these areas. Our clients know that. Our clients are excited about having a bigger franchise, a bigger company, that’s able to do that all over the world. So it’s a very competitive market, people that understand our business, understand how many service lines are really out in the marketplace all of the time and how difficult it is to actually put together a complete solution even from our client standpoint. So I think the feedback has been good.

Cindy Bigner

Next question is, how often will you be communicating to us about this process?

Jeff Miller

0:36:27.6 Let’s put the communication plan together. I’m not going to commit today, because I don’t want to bother you with things that aren’t’ relevant or things as they sort of roll out. What I will commit to do is we will be communicating as we move forward. But as I said, it’s like watching a marathon. If you ever watched a marathon, it’s not that much fun to watch. (laughter) It’s kind of fun to watch the end, and it’s kind of fun to watch the beginning. So there’s going to be a lot of just work that’s going on. But I will commit that we will periodically get information to you so that you are aware of what we’re thinking, what progress is being made. But I can’t tell you what that frequency would be right now.

Cindy Bigner

Next question from the audience here?

Male Speaker 7

When do you expect full integration with Baker? When do you expect full integration with Baker Hughes?

Jeff Miller

I expect that we are well on the path by the end of the second year following the closing. We talked about being cash flow accretive after the first full year after closing and earnings-per-share accretive after the second year. So what that implies is that really the work is done by the end of two years. Again there’ll be a lot of planning that goes on. There’ll be a year of sort of putting together, a next year of sort of settling in, and I would expect by that third year after that we were absolutely firing. But I—when we get to the closing—again, I keep saying—when we get to the closing, that’s when the work will begin in terms of what we do to put the companies together. And it’s at that point in time that we will draw on all those execution skills, all of that commitment to working together like a family to make it work. And I’m absolutely confident that we get there.

Cindy Bigner

Our next question is, during and after the Dresser merger, we seemed to struggle with integration of the two companies. Sorry, it’s going off. How—from the outside, it also appeared that Baker struggled with the BJ merger. How can we keep that from happening with the Baker merger?

Jeff Miller

The first thing is we’ll get it planned. We’ll plan. And then I go back to the, why now? And that again is clarity around our strategy, clarity around our process, and clarity around how we move forward. A lot of the work that we’ve been doing till now has been around refining how our service lines execute. A lot of work’s been going on around that. I know many of you are involved in that. We’ve also got clarity around how we execute in the geographies. Now that clarity is critical to an effective integration and an effective execution of the transaction. We are simply a stronger, better, better-executing organization today than we have ever been and take a lot of pride and confidence in what the team has accomplished—what you have accomplished over the last few years—of creating that clarity. So again, as I look ahead to this, a lot of confidence. It’s really more about how we execute to put the thing together.

Cindy Bigner

0:40:20.6 Next question from the audience?

Female Speaker 4

So a lot of companies have struggled historically with the mergers and acquisitions when it comes to the cultural aspect. In which ways do our two companies most differ from a cultural standpoint, and how do we plan to manage that through the transition?

Jeff Miller

Well it’s early in the process to—part of what we’ll do through transition is spend time better understanding, what are the differences in the two cultures? How do we manage sort of that understanding to make certain that we’re communicating effectively and that we have—when we get again to closing, that we have a plan to address those. When I think about in the marketplace in terms of how we execute, I like to think more about what we’re committed to, which is technology. We’re all committed to technology. We’re all committed to execution. So as we get through the process, I think some of the differences—all things have differences—so I’m certain there will be. But ultimately like any family, we welcome people in and we work through what some of those are, because I know that we’re all absolutely committed in the biggest sense to delivering to our stakeholders, to our customers, our shareholders, and our employees. And if we keep those big things in mind, I’m certain that we will work our way through that.

Cindy Bigner

Next question, are there specific parts or aspects of Baker Hughes that were the key drivers of the acquisition? For instance, location, technology, gaps in our current services offered?

Jeff Miller

Clearly there were both—both geographic and service line. And if we think about some of the strength in the production area at Baker Hughes, we’ve been working to build those ourselves, and this gives us an opportunity to only accelerate in those areas by taking what we have and incorporating with what Baker has done around lift, production chemicals. They also have a very strong footprint in some markets where we have not been as strong, like Russia for example. We’ve got a wonderful business in Russia, but it’s always working at growth. I think this is an opportunity to accelerate that growth. So as we go around the world, there are key places where it creates scale that didn’t exist before, and it also creates opportunities to have the real heft that it takes to accelerate technology development and broaden in front of a larger group of customers.

Cindy Bigner

Next question from the audience? We have lots of questions coming in online, so—let’s see, any further questions?

Jeff Miller

0:43:32.0 Let’s take two more questions. We’ll take a couple online, and then we’ll—

Cindy Bigner

Okay.

Jeff Miller

But not—

Cindy Bigner

Mr. Miller, is this a merger or an acquisition, and what is the difference?

Jeff Miller

That tends to be a technical answer. It is an acquisition. Halliburton has acquired the outstanding stock of Baker Hughes. That is—technically the difference is in the past, there were mergers and it was an accounting determination of pooling. This, in fact, is an acquisition of the outstanding shares of Baker Hughes. And so with that, when the transaction closes we will own the shares of Baker Hughes. They will become part of Halliburton. The Baker shareholders will own thirty-six percent of the combined company, and then we will go forward.

Cindy Bigner

Is there currently an acquisition change management team in place? If so, who is handling and when will we know?

Jeff Miller

We’ll roll that out over the next couple of weeks in terms of who is working or who will work on the transition team. At this point in time where we’re literally forty-eight hours into this, we’ve got teams that have been working on the M&A for several months. That’s sort of where we start, but we will let you know as those things take shape.

Cindy Bigner

One more?

Jeff Miller

Thoughts or comments? Okay, well with that let me do a couple things. Let me just remind you how exciting this is. This is truly a historic day for Halliburton and for Baker Hughes. This is going to be just a blockbuster transaction. It creates the breadth. It creates the scope. It allows us to add technology. So this is a fabulous day. So I wish you absolutely all the best, and thank you for joining us here today. Thank you.

(applause)

(music playing)

0:46:02.9 (end of audio)

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court’s September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court’s rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP’s April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Halliburton’s and Baker Hughes’ respective reports on Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other U.S. Securities and Exchange Commission (the “SEC”) filings discuss some of the important risk factors identified that may affect these factors and Halliburton’s and Baker Hughes’ respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on July 21, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.